Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Open Text Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-109505, 333-121377, 333-146350, 333-146351) on Form S-8 of Open Text Corporation of our reports dated August 20, 2010, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows, for each of the years in the three-year period ended June 30, 2010, and the effectiveness of internal control over financial reporting as of June 30, 2010, which reports appear in the June 30, 2010 annual report on Form 10-K of Open Text Corporation. Our report refers to changes in the accounting for business combinations and fair value measurements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 20, 2010